Exhibit 99.1

Commission File Number 001-31914

2012 First Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first quarter of 2012 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that there are no false representations, misleading statements or material omissions in this report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	Of the eleven Directors of the Company, nine attended the Board Meeting. Executive Directors Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi, Non-executive Directors Mr. Miao Jianmin and Ms. Zhuang Zuojin, and Independent Non-executive Directors Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas Moore attended the meeting. Independent Non-executive Director Mr. Anthony Francis Neoh attended the meeting by way of telephony. The Chairman and Executive Director Mr. Yuan Li could not attend the meeting due to other business, and gave written authorization to Executive Director Mr. Wan Feng to act as presider of the meeting and gave written authorization to Non-executive Director Mr. Miao Jianmin to act as proxy to attend and vote at the meeting. Non-executive Director Mr. Shi Guoqing could not attend the meeting due to other business and gave written authorization to Non-executive Director Ms. Zhuang Zuojin to act as proxy to attend and vote at the meeting.

Commission File Number 001-31914

1.3	The Company’s 2012 first quarter financial report is unaudited.

1.4	Mr. Yuan Li, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of financial affairs, Mr. Li Mingguang, Chief Actuary and Mr. Yang Zheng, Head of the Financial Department, confirm that the financial reports in this 2012 first quarter report are true and complete.

2.	Basic Information of the Company

2.1	Major accounting data and financial indicators

(Currency: RMB)

	As at 31 March 2012	As at 31 December 2011	Increase /(decrease) compared to 31 December 2011
Total assets (million)	1,652,057	1,583,907	4.3%
Total equity holders’ equity (million)	204,825	191,530	6.9%
Equity holders’ equity per share (RMB per share)	7.25	6.78	6.9%
	For the three months ended 31 March 2012		Increase /(decrease) compared to the same period of 2011
Net cash flows from operating activities (million)	31,445		-48.2%
Net cash flows from operating activities per share (RMB per share)	1.11		-48.2%

	For the reporting period (from January to March)	For the same period of 2011 (from January to March)	Increase /(decrease) compared to the same period of 2011 (from January to March)
Net profit attributable to equity holders of the Company (million)	5,625	7,971	-29.4%
Basic earnings per share(RMB per share)	0.20	0.28	-29.4%
Basic earnings per share after deducting non-recurring items(RMB per share)	0.20	0.28	-29.4%
Diluted earnings per share(RMB per share)	0.20	0.28	-29.4%
Weighted average ROE (%)	2.84	3.78	A decrease of 0.94 percentage points
Weighted average ROE after deducting non-recurring items (%)	2.84	3.77	A decrease of 0.93 percentage points
Note:	Equity holders’ equity refers to equity attributable to equity holders of the Company, while net profit refers to net profit attributable to equity holders of the Company.

Commission File Number 001-31914

As at 31 March 2012, investment assets of the Company were RMB1,554,326 million. For the three months ended 31 March 2012, the gross investment yield was 2.71% (the gross investment yield ={[(Investment income –share of results of associates + Fair value gains/(losses) – Impairment losses of investment assets –Business tax and surcharges expense for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/91}×366), the surrender rate was 0.76%, and premiums earned was RMB112,737 million, a decrease of 7.6%.

Deducting Non-recurring Items and Amount

RMB Million

Non-recurring items	For the three months ended 31 March 2012
Gains on disposal of non-current assets	2
Government subsidies included in current gains/(losses)	1
Net non-operating income and expenses other than those mentioned above	(2)
Effect of income tax expenses	—
Attribute to non-controlling interest	—
Total	1

Note: As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from held-for-trading financial assets and liabilities, as well as investment income from the disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets.

Commission File Number 001-31914

2.2	Total number of shareholders and the top ten shareholders not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders as at the end of the reporting period	Number of A share holders: 246,246
Number of H share holders: 36,126

Particulars of the top ten shareholders of listed shares not subject to selling restrictions

Name of shareholders (Full name)	Number of listed shares not subject to selling restrictions held as at the end of the reporting period	Type
China Life Insurance (Group) Company	19,323,530,000	A shares
HKSCC Nominees Limited	7,272,501,591	H shares
State Development & Investment Corporation	49,800,000	A shares
China National Investment & Guaranty Co., Ltd	29,200,000	A shares
PICC Life Insurance Company Limited- Participating–Participating Products of Individual Life Insurance	27,290,623	A shares
China National Nuclear Corporation	20,000,000	A shares
China International Television Corporation	18,452,300	A shares
ICBC-Invesco Great Wall Selected Blue Chip Stock Securities Investment Fund	17,630,208	A shares
IFC—Standard Chartered – GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD	16,291,257	A shares
Ping An Property & Casualty Insurance Company of China, Ltd-Owned Fund	15,224,596	A shares

3.	Significant Events

3.1	Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company

✓ Applicable ☐ Not applicable

Commission File Number 001-31914

(1)	Changes in key financial indicators and their reasons

RMB million

Key Financial Indicators	As at 31 March 2012	As at 31 December 2011	Increase/ (decrease)	Main reasons
Total assets	1,652,057	1,583,907	4.3%	Accumulation of insurance business assets
Total liabilities	1,445,320	1,390,519	3.9%	New insurance business and the accumulation of insurance liabilities
Total equity holders’ equity	204,825	191,530	6.9%	Increase in fair value of available-for-sale financial assets resulting from a slight recovery in the stock markets during the reporting period

RMB million

Key Financial Indicators	For the three months ended 31 March 2012	For the three months ended 31 March 2011	Increase/ (decrease)	Main reasons
Operating profit	6,871	9,505	-27.7%	The stock markets remained at a low level continuously though there was a slight recovery during the reporting period. As a result, impairment losses increased, which caused a decrease in profit.
Net profit attributable to equity holders of the Company	5,625	7,971	-29.4%	The stock markets remained at a low level continuously though there was a slight recovery during the reporting period. As a result, impairment losses increased, which caused a decrease in profit.

Commission File Number 001-31914

(2)     Material changes in major accounting items and their reasons

RMB million

Key Financial Indicators	As at 31 March 2012	As at 31 December 2011	Increase/ (decrease)	Main reasons
Held-for-trading financial assets	39,700	23,640	67.9%	Increase in equity securities allocated to held-for-trading financial assets
Premiums receivables	14,538	8,253	76.2%	Accumulation of renewal premiums
Securities sold under agreement to repurchase	5,800	13,000	-55.4%	The needs for liquidity management
Claims payable	16,412	11,954	37.3%	Increase in maturity benefits payable
Deferred tax liabilities	4,116	1,454	183.1%	Increase in fair value of available-for-sale financial assets

RMB million

Key Financial Indicators	For the three months ended 31 March 2012	For the three months ended 31 March 2011	Increase/ (decrease)	Main reasons
Fair value gains/(losses)	(433)	332	-230.4%	Impact of the downturn in the stock markets in late March
Policyholder dividends	1,433	3,293	-56.5%	Decrease in investment yield for participating products
Other operating expenses	1,352	863	56.7%	Increased interest payments during the reporting period due to the subordinated term debts issued by the Company at the end of 2011
Impairment losses	7,686	1,565	391.1%	Increase in equity securities which meet the conditions for recognizing impairment losses resulting from the continuous low-level performance of Chinese capital markets

Commission File Number 001-31914

3.2	Explanation and analysis of significant events and their impacts and solutions

☐   Applicable        ✓  Not applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

✓  Applicable        ☐  Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership have been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

3.4	Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐  Applicable         ✓  Not applicable

3.5	The implementation of cash dividend policy during the reporting period

☐  Applicable        ✓  Not applicable

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yuan Li, Mr. Wan Feng, Mr. Lin Dairen,

Ms. Liu Yingqi

Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing,

Ms. Zhuang Zuojin

Independent non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji,

Mr. Bruce Douglas Moore,

Mr. Anthony Francis Neoh

Hong Kong,

25 April 2012

Commission File Number 001-31914

4.	Appendix

4.1	Balance sheet as at 31 March 2012 (unaudited)

RMB million (Unless otherwise stated)

ASSETS	As at 31 March 2012 Group	As at 31 December 2011 Group	As at 31 March 2012 Company	As at 31 December 2011 Company
Assets
Cash fund	67,593	55,971	66,929	55,571
Held-for-trading financial assets	39,700	23,640	39,393	23,400
Securities purchased under agreements to resell	2,403	2,370	2,305	2,170
Interest receivables	23,506	22,946	23,407	22,854
Premiums receivables	14,538	8,253	14,538	8,253
Receivables from reinsurers	31	27	31	27
Unearned premium reserves receivable from reinsurers	84	76	84	76
Claim reserves receivable from reinsurers	40	45	40	45
Reserves for life insurance receivables from reinsurers	11	12	11	12
Reserves for long-term health insurance receivables from reinsurers	717	718	717	718
Policy loans	33,387	32,321	33,387	32,321
Debt plan investments	31,115	28,783	30,925	28,593
Other receivables	5,354	3,906	5,303	3,687
Term deposits	574,231	520,793	572,931	519,493
Available-for-sale financial assets	521,690	562,948	519,560	560,674
Held-to-maturity investments	278,054	261,933	278,018	261,897
Long-term equity investments	25,179	24,448	28,930	28,313
Statutory deposits	6,153	6,153	5,653	5,653
Constructions in progress	3,146	3,082	3,132	3,068
Fixed assets	16,467	16,830	15,933	16,287
Intangible assets	6,517	6,564	6,468	6,514
Other assets	2,088	2,031	2,079	2,022
Separate account assets	53	57	53	57

Total Assets	1,652,057	1,583,907	1,649,827	1,581,705

Yuan Li Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

Commission File Number 001-31914

4.1	Balance sheet as at 31 March 2012 (unaudited) (continued)

RMB million (Unless otherwise stated)

LIABILITIES AND EQUITY	As at 31 March 2012 Group	As at 31 December 2011 Group	As at 31 March 2012 Company	As at 31 December 2011 Company
Liabilities
Securities sold under agreements to repurchase	5,800	13,000	5,800	13,000
Premiums received in advance	1,673	3,719	1,673	3,719
Brokerage and commission payable	2,232	1,871	2,232	1,871
Reinsurance payable	79	55	79	55
Salary and welfare payable	3,972	4,776	3,682	4,438
Taxes payable	1,410	1,143	1,360	1,120
Claims payable	16,412	11,954	16,412	11,954
Policyholder dividends payable	45,050	46,368	45,050	46,368
Other payable	2,020	2,537	2,053	2,513
Policyholder deposits	66,620	69,740	66,620	69,740
Unearned premium reserves	6,621	5,698	6,621	5,698
Claim reserves	3,062	3,189	3,062	3,189
Reserves for life insurance	1,238,815	1,179,257	1,238,815	1,179,257
Reserves for long-term health insurance	12,287	11,229	12,287	11,229
Bonds payable	29,991	29,990	29,991	29,990
Deferred tax liabilities	4,116	1,454	4,200	1,539
Other liabilities	5,107	4,482	5,107	4,482
Separate account liabilities	53	57	53	57

Total liabilities	1,445,320	1,390,519	1,445,097	1,390,219

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	41,926	34,256	41,960	34,303
Surplus reserve	34,266	34,266	34,218	34,218
General reserve	14,852	14,852	14,852	14,852
Retained earnings	85,519	79,894	85,435	79,848
Exchange differences from translating foreign currency financial statement	(3)	(3)	—	—

Attributable to equity holders of the Company	204,825	191,530	204,730	191,486

Non-controlling interests	1,912	1,858	—	—

Total equity	206,737	193,388	204,730	191,486

Total liabilities and equity	1,652,057	1,583,907	1,649,827	1,581,705

Yuan Li Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

Commission File Number 001-31914

4.2	Income statement for the first quarter of 2012 (unaudited)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2012	2011	2012	2011
	Group	Group	Company	Company
1.Operating income	131,925	140,006	131,784	139,872
Premiums earned	112,737	122,024	112,737	122,024
Premium income	113,752	122,978	113,752	122,978
Less: Premiums ceded to reinsurers	(100)	(57)	(100)	(57)

Unearned premium reserves	(915)	(897)	(915)	(897)

Investment income	19,016	17,171	18,959	17,112
Including: share of results of associates	539	483	539	483
Fair value gains/(losses)	(433)	332	(430)	330
Foreign exchange gains/(losses)	(24)	(124)	(24)	(124)
Other operating income	629	603	542	530
2.Operating expenses	(125,054)	(130,501)	(125,050)	(130,501)
Surrenders	(9,916)	(8,177)	(9,916)	(8,177)
Claims expense	(31,167)	(28,038)	(31,167)	(28,038)
Less: claims recoverable from reinsurers	28	17	28	17
Increase in insurance contracts reserve	(60,489)	(75,026)	(60,489)	(75,026)

Less: insurance reserves recoverable from reinsurers	(7)	(3)	(7)	(3)
Policyholder dividends	(1,433)	(3,293)	(1,433)	(3,293)
Business tax and surcharges expense	(339)	(326)	(324)	(314)
Underwriting and policy acquisition costs	(7,840)	(8,657)	(7,840)	(8,657)
Administrative expenses	(4,897)	(4,574)	(4,726)	(4,433)
Less: expenses recoverable from reinsurers	44	4	44	4
Other operating expenses	(1,352)	(863)	(1,534)	(1,016)
Impairment losses	(7,686)	(1,565)	(7,686)	(1,565)

3.Operating profit	6,871	9,505	6,734	9,371

Add: Non-operating income	15	18	15	17
Less: Non-operating expenses	(14)	(13)	(14)	(12)

4.Net profit before income tax expenses	6,872	9,510	6,735	9,376

Less: Income tax expenses	(1,194)	(1,488)	(1,148)	(1,443)

5.Net profit	5,678	8,022	5,587	7,933

6.Attributable to:
- equity holders of the Company	5,625	7,971
- non-controlling interests	53	51
7.Earnings per share
Basic earnings per share	RMB 0.20	RMB 0.28
Diluted earnings per share	RMB 0.20	RMB 0.28
8.Other Comprehensive income	7,671	(3,161)	7,657	(3,124)

9.Total Comprehensive income	13,349	4,861	13,244	4,809

Attributable to equity holders of the Company	13,295	4,820
Attributable to non-controlling interests	54	41

Yuan Li	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of	Chief Actuary	Head of
	Accounting Affairs		Financial Department

Commission File Number 001-31914

4.3	Cash flow statement for the first quarter of 2012 (unaudited)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2012	2011	2012	2011
	Group	Group	Company	Company
1. Cash flows from operating activities
Premiums received	105,422	118,235	105,422	118,235
Net increase in policyholder deposits	—	48	—	48
Cash received from other operating activities	790	678	494	551

Sub-total of cash inflows from operating activities	106,212	118,961	105,916	118,834

Cash paid for claims	(36,635)	(33,057)	(36,635)	(33,057)
Net cash paid for reinsurance business	(8)	(17)	(8)	(17)
Net decrease in policyholder deposits	(3,120)	—	(3,120)	—
Cash paid for brokerage and commission fees	(7,479)	(7,932)	(7,479)	(7,932)
Cash paid for policyholder dividends	(2,751)	(2,515)	(2,751)	(2,515)
Cash paid to and for employees	(3,020)	(2,821)	(2,891)	(2,771)
Net cash paid for held-for-trading financial assets	(15,676)	(7,272)	(15,605)	(7,257)
Cash paid for taxes and surcharges	(2,145)	(414)	(2,089)	(354)
Cash paid for other operating activities	(3,933)	(4,171)	(3,965)	(4,127)

Sub-total of cash outflows from operating activities	(74,767)	(58,199)	(74,543)	(58,030)

Net cash flows from operating activities	31,445	60,762	31,373	60,804

Yuan Li	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of	Chief Actuary	Head of
	Accounting Affairs		Financial Department

Commission File Number 001-31914

4.3	Cash flow statement for the first quarter of 2012 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2012	2011	2012	2011
	Group	Group	Company	Company
2. Cash flows from investing activities
Cash received from sales and redemption of investments	62,859	44,590	62,311	43,834
Cash received from investment income	14,958	12,212	14,902	12,145
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	3	10	3	10
Net cash from securities purchased under agreements to resell	257	—	151	—

Sub-total of cash inflows from investing activities	78,077	56,812	77,367	55,989

Cash paid for investments	(89,342)	(99,782)	(88,824)	(99,152)
Net increase in policy loans	(1,066)	(2,532)	(1,066)	(2,532)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(258)	(1,558)	(258)	(1,549)

Sub-total of cash outflows from investing activities	(90,666)	(103,872)	(90,148)	(103,233)

Net cash flows from investing activities	(12,589)	(47,060)	(12,781)	(47,244)

Yuan Li	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of	Chief Actuary	Head of
	Accounting Affairs		Financial Department

Commission File Number 001-31914

4.3	Cash flow statement for the first quarter of 2012 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2012	2011	2012	2011
	Group	Group	Company	Company
3. Cash flows from financing activities
Net cash received from securities sold under agreements to repurchase	—	21,132	—	21,282

Sub-total of cash inflows from financing activities	—	21,132	—	21,282

Net cash paid for securities sold under agreements to repurchase	(7,218)	—	(7,218)	—

Sub-total of cash outflows from financing activities	(7,218)	—	(7,218)	—

Net cash flows from financing activities	(7,218)	21,132	(7,218)	21,282

4. Effect of changes in foreign exchange rate on cash and cash equivalents	(16)	(105)	(16)	(105)

5. Net increase in cash and cash equivalents	11,622	34,729	11,358	34,737

Add: Opening balance of cash and cash equivalents	55,985	47,854	55,585	47,545

6. Closing balance of cash and cash equivalents	67,607	82,583	66,943	82,282

Yuan Li	Liu Jiade	Li Mingguang	Yang Zheng
Chairman	Vice President in charge of	Chief Actuary	Head of
	Accounting Affairs		Financial Department